Simpson Thacher & Bartlett llp
900 g street, nw
washington, d.c. 20001

telephone: +1-202-636-5500
facsimile: +1-202-636-5502

Direct Dial Number		E-mail Address
(202) 636-5806		ryan.brizek@stblaw.com

October 30, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jaea Hahn, Senior Counsel

Re:	PGIM Credit Income Fund Draft Registration Statement on Form N-2 Filing No.: 333-274044 and 811-23894

Ladies and Gentlemen:

On behalf of PGIM Credit Income Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement includes revisions in response to the Staff’s disclosure comments, received by e-mail on September 18, 2023, relating to the Registration Statement, and to otherwise update disclosure. We have discussed the Staff’s comments with representatives of the Fund.

For convenience of reference, the Staff’s comments have been reproduced herein. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General

Comment 1: We note that the Registration Statement is missing information and exhibits (e.g., seed financial statements of the Fund, fee table, information related to the trustees and officers) and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: Acknowledged.

Comment 2: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: Acknowledged.

Comment 3: Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

Response: The Fund confirms that it does not currently intend to submit an exemptive application or a no-action request in connection with the Registration Statement.

Comment 4: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund confirms that it has not, and does not, currently intend to present any “test the waters” materials in connection with the offering.

Comment 5: Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response: The Fund confirms that it does not currently intend to issue preferred or debt securities within a year of the effective date of the Registration Statement. As disclosed in the Registration Statement, the Fund plans to utilize reverse repurchase agreements during its first year of operations.

Accounting Comments

Summary of Fund Expenses, pg. 26

Comment 6: Please update “Annual Expenses (Percentage of Gross assets Attributable to common shares)” to “Annual Expenses (Percentage of Net assets Attributable to Common Shares)”. See Item 3 of Form N-2.

Response: The Fund updated its disclosure per the Staff’s comment.

Comment 7: If the fund intends to issue preferred shares within the first year of operations, please include a line item in the fee table for dividend expense for preferred shares.

Response: The Fund confirms that it does not currently intend to issue preferred shares within the first year of operations.

Comment 8: Does the Fund intend to incur any acquired fund fees and expenses in the first year of operations? If so, please include an estimate for acquired fund fees and expenses. See General Instruction 10 to Item 3 of Form N-2.

Response: The Fund does not currently intend to incur any acquired fund fees and expenses in the first year of operations. To the extent that the Fund does incur any acquired fund fees and expenses in its first year of operations, the Fund anticipates that such fees and expenses would be less than 0.01 percent of the average net assets of the Fund.

Comment 9: Footnote (5) appears inconsistent with disclosures throughout the Registration Statement regarding use of leverage. Please update accordingly. For example, there is no other reference to “unconsolidated operating entities” in the Registration Statement.

Response: The Fund updated the disclosure to be consistent with other disclosure in the Registration Statement as follows:

The table assumes the Fund (including by the Fund’s consolidated subsidiaries) does not use entity-level leverage. To the extent the Fund does use such leverage, the Fund would bear interest and other costs associated with leverage. The table reflects the Fund’s estimated use of leverage in the form of reverse repurchase agreements. See “Leverage.” The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of reverse repurchase agreements, dollar rolls and/or borrowings and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the table, but would be reflected in the Fund’s performance results. ~~In addition, the Fund expects that its unconsolidated operating entities will use borrowings, the costs of which will be indirectly borne by the Fund’s shareholders. See “Leverage.”~~

Loan Origination, pg. 40

Comment 10: Confirm that any subsidiaries will be consolidated with the fund for financial statement reporting purposes.

Response: The Fund does not currently expect that it will utilize any wholly-owned subsidiaries. However, in the event one is utilized, the Fund confirms that any wholly-owned subsidiaries would be consolidated with the Fund for financial statement reporting purposes.

Manager, pg. 69

Comment 11: The disclosure regarding the management fee waiver on this page is inconsistent with the disclosure in the fee table. Footnote (3) to the fee table discloses that the management fee waiver is voluntary while this disclosure states that the management fee waiver is contractual. Please explain.

Response: The Fund revised Footnote (3) to the fee table to reflect that the management fee waiver is contractual.

Legal Comments

Cover Page

Comment 12: In the section entitled “Investment Objective,” please delete the second sentence from the objective description as this sentence describes a risk, not the objective.

Response: The Fund revised its disclosure accordingly in response to the Staff’s comment.

Comment 13: In the section entitled “Investment Strategies,” please briefly describe the Fund’s 80% policy under rule 35d-1.

Response: The Fund included disclosure regarding its 80% policy under rule 35d-1 in the “Investment Strategies” section in response to the Staff’s comment.

Comment 14: In the section entitled “Interval Fund/Repurchases,” please specify the anticipated frequency of such offers, the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the fund’s initial repurchase offer. The Fund should include a  cross-reference to those sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response: The Fund added the following disclosure in response to the Staff’s comment:

Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) will be sent to shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which shareholders can tender their Common Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). Subject to Board approval, Repurchase Request Deadlines are expected to occur each February, May, August and November, and Repurchase Offer Notices are expected to be sent each January, April, July and October preceding each such Repurchase Request Deadline. The Fund expects the first repurchase offer to be issued in [               ]. The date on which the repurchase price for Common Shares is determined will be generally on or about the 15th day of the following month, but shall occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). See “Periodic Repurchase Offers” and “Risks — Repurchase Offers Risk” for additional information regarding repurchase offers and related risks.

Comment 15: Please add the following bullet disclosures, as applicable to the Fund:

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

●	Such distributions may constitute return of capital and also reduce an investor’s adjusted tax basis in the Common Shares, thereby increasing the investor’s potential taxable gain or reducing the potential taxable loss on the sale of Common Shares. Any capital returned to holders of Common Shares through distributions will be distributed after payment of fees and expenses.

●	The Fund intends to invest in floating rate loans of private companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

●	Privately-held companies, below-investment-grade instruments (“junk” bonds), securities which are at risk of default as to the repayment of principal and/or interest at the time of acquisition by the fund or are rated in the lower rating categories or are unrated in which the Fund will invest may be difficult to value and may be illiquid. (Please include a cross reference to sections in the registration statement discussing applicable risks).

Response: The Fund added the following disclosure below in place of bullet one. The Fund also added bullets two through four in response to the Staff’s comment.

●	We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources.

●	Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Manager or its affiliates, that may be subject to reimbursement to the Manager or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

Comment 16: We note that the cover page appears to be longer than two pages. Please revise to limit the cover page disclosure to information required by Item 1 (e.g., by identifying the Investment Manager rather than describing the investment manager and subadvisers in the same level of detail as in the Prospectus Summary section). In addition, we note that the three paragraphs following the discussion of subadvisers, starting with the bold paragraph, is largely repetitive of other disclosure on the cover page. Please review and consolidate.

Response: The Fund respectfully notes that to comply with the breadth of required disclosure, as well as the additional disclosure requested by the Staff in the comments contained herein, that an additional page of continued disclosure is required for the cover page. The Fund revised its disclosure consistent with the requirements of Form N-2 to reflect that the Fund’s disclosure is continued on the second page.

Prospectus Summary

Comment 17: We note that the prospectus summary is 25 pages long. The summary should provide a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the prospectus or statement of additional information. Please revise accordingly. For example, the first paragraph under “Portfolio Contents” appears to be largely redundant of disclosure that appears previously under “Investment Strategies” and subsequently under “Investment Policies” and could therefore be streamlined. In addition, a number of instruments identified in the principal strategy section such as catastrophe bonds, CLOs, CBOs, and CoCos and investments in certain equity securities, if principal investments, should have corresponding risks identified as principal risks. See instruction to Item 3.2 of Form N-2.

Response: In light of the Staff’s comment, the Fund updated the Prospectus Summary.

Investment Strategies, pg. 3

Comment 18: To increase clarity for investors, please consider moving the disclosure regarding the fund’s 80% policy per rule 35d-1 from the Portfolio Contents section to this section.

Response: The Fund moved the disclosure as requested.

Portfolio Management Strategies, pgs. 3-4

Comment 19: In the second to last paragraph of this section, you state that the Fund “may make use of credit swaps ….” Please clarify this strategy and confirm that the Fund will not purchase CDS for protection against default or other credit events. (i.e., not “write” CDS/provide protection). If the Fund intends to write protection, then please explain this strategy and any implications for investors in the Fund.

Response: The Fund replaced the referenced disclosure with the disclosure set forth below. In addition, the Fund made additional revisions to explain its strategy and risks when using CDS for hedging purposes.

The Fund may use derivatives, including credit default swaps, to manage its duration, as well as to manage its foreign currency exposure, to hedge against losses, and to try to improve returns. ~~The Fund may, for hedging, investment or leveraging purposes, make use of credit default swaps, which are contracts whereby one party makes periodic payments to a counterparty in exchange for the right to receive from the counterparty a payment equal to the par (or other agreed-upon) value of a referenced debt obligation in the event of a default or other credit event by the issuer of the debt obligation.~~

Portfolio Contents, pgs. 4-7

Comment 20: Please confirm that the extensive list of enumerated sectors and instruments identified as potential investments in “Investment Strategies” and this section are all principal investments that the Fund will make or revise to identify only those instruments that constitute the Fund’s principal portfolio emphasis. Please move disclosure regarding non-principal investments to the SAI. See Instruction 1 to Item 8.4. of Form N-2 (stating that discussion of types of investments that will be made by registrant other than those that will constitute its principal portfolio emphasis should receive less emphasis in the prospectus). See also Instruction 3 to Item 8.4. of Form N-2.

Response: In light of the Staff’s comment, the Fund reviewed the enumerated sectors and instruments identified as potential investments in the “Investment Strategies” and “Portfolio Contents” sections and made revisions.

Comment 21: Similarly, we note that risks related to many of the enumerated investments are not included below as principal risks (e.g., catastrophe  bonds/event-linked notes, credit-linked notes, preferred securities, and convertible securities). Please review the disclosure and revise accordingly.

Response: In light of the Staff’s comments, the Fund reviewed its disclosure and made revisions.

Comment 22: Please review the summary to ensure all of the investments discussed in the latter section “Investment Objectives and Strategies” are identified as principal investments in the summary. We note certain instruments such as PIK and OID instruments are discussed in the latter section but not in the summary. Please confirm whether these are principal investments of the Fund.

Response: In light of the Staff’s comments, the Fund reviewed its disclosure and made revisions. The Fund confirms that it does not currently intend for PIK and OID instruments to be principal investments of the Fund and revised its disclosure accordingly.

Comment 23: Please clarify how this section differs from the Investment Strategies or Portfolio Management Strategies sections also in the summary or consider combining these sections and briefly summarizing information rather than duplicating the disclosure sections that appear later in the prospectus.

Response: The Fund combined the “Portfolio Contents” section into the “Investment Strategies” and “Portfolio Management Strategies” sections and summarized certain information determined to be duplicative.

Comment 24: In the first paragraph on page 4, please revise the last sentence to refer to the number of days (60) rather than referencing rule 35d-1 under the Investment Company Act.

Response: The Fund revised its disclosure accordingly in response to the Staff’s comment.

Comment 25: In the first paragraph on page 5, consider breaking up the paragraph for readability, particularly the disclosure related to rates of interests and Fund’s use of derivatives.

Response: The Fund revised its disclosure accordingly in response to the Staff’s comment.

Comment 26: In the first paragraph on page 5, last sentence, please clarify whether the “synthetic instruments” referred to are also derivatives (e.g., “similar instruments”).

Response: In response to the Staff’s comment, the Fund removed the references to “synthetic instruments.”

Comment 27: Please clarify the disclosure related to derivatives to tie their inclusion in the 80% policy to the term “credit” in the Fund’s name.

Response: The Fund revised its disclosure as follows:

The Fund’s investments in derivatives transactions ~~and other similar instruments~~ (e.g., any swap, security-based swap, futures contract, forward contract, option, any combination of the foregoing, or any similar instrument, referred to collectively as “derivatives”) ~~and other synthetic instruments~~ that have ~~economic characteristics~~ investment exposure similar to debt instruments or provide investment exposure to one or more market risk factors associated with debt instruments will be counted toward satisfaction of the 80% policy in accordance with Rule 35d-1 under the Investment Company Act. See “—Investment Strategies” for additional information regarding the Fund’s 80% policy.

Comment 28: Supplementally, please clarify how the Fund calculates the derivative position for purposes of meeting the names rule 80%.

Response: The Fund confirms that it will calculate its derivative positions in accordance with the newly adopted amendments to Rule 35d-1 that address the calculation of derivatives instruments for purposes of determining compliance with a fund’s 80% investment policy, as well as the derivatives that a fund may include in its 80% basket.

Comment 29: In the second paragraph on page 5, you state that the Fund will originate loans. Please more clearly explain the extent to which the Fund intends to engage in origination activities and briefly describe the loan selection process. Please clarify whether the Fund intends to originate whole loans to retain within the Fund or intends to syndicate such loans. In addition, where appropriate please add applicable disclosure addressing:

a.	Any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions and related interpretations, including with respect to making loans;

b.	The loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower, and any limits on the amount of loans the Fund may originate to issuers in the same industry;

c.	The underwriting standards for these loans;

d.	Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations;

e.	Whether the Fund will set up its own online lending platform to originate these loans; and

f.	If the Fund expects to originate subprime loans, the extent to which the Fund expects to do so and any unique risks.

Response: In response to the Staff’s comment, the Fund added disclosure explaining the extent to which the Fund intends to engage in origination activities and describing the loan selection process. The Fund confirms that it does not currently intend to originate whole loans to retain within the Fund or to syndicate.

In addition, the Fund added disclosure addressing the limits on the Fund’s ability to originate loans imposed by the Fund’s fundamental investment restrictions and related interpretations, the loan selection process and the underwriting standards for these loans.

The Fund confirms that it has no current plans to be involved in servicing the loans, has no current plans to set up its own online lending platform to originate loans and does not currently expect to originate subprime loans and, thus, no additional disclosure was added with respect to these items.

Comment 30: In the last paragraph on page 5, please clarify how the Fund defines “emerging market.” Please also clarify whether the Fund will invest in sovereign debt.

Response: The Fund added the disclosure set forth below to clarify how it defines an “emerging market” country. Additionally, the Fund confirms that while it does intend to invest in sovereign debt, investments in sovereign debt will not constitute a principal investment of the Fund. The Fund updated its disclosure accordingly.

The Fund generally considers emerging market countries to be countries included in the JP Morgan Emerging Markets Bond Index Global Diversified Index, JP Morgan Government Bond Index-Emerging Markets Global Diversified Index, JP Morgan Emerging Local Markets Index Plus or JP Morgan Corporate Emerging Markets Bond Index Broad Diversified.

Comment 31: In the third paragraph on page 6, please add a section heading related to leverage.

Response: The Fund deleted the referenced disclosure because it was duplicative of the disclosure captioned under the heading “Leverage.”

Investment Management Agreement, pg. 8

Comment 32: In the second paragraph, please delete the third sentence (“The longer an investor…”) as the Staff believes the disclosure could be confusing to investors.

Response: The Fund revised its disclosure accordingly in response to the Staff’s comment.

Leverage, pgs. 8-10

Comment 33: This section repeats some of disclosure above in section entitled “Portfolio Contents.” Please review and revise to minimize duplicative disclosure.

Response: Please see response to Comment No. 31.

Expenses and Reimbursements, pg. 10

Comment 34: Please revise the second sentence of the third paragraph, to add the language in bold: “may only make repayments to the adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund’s then current expense cap.”

The Fund has agreed to repay these amounts, when and if requested by the Manager, but only if and to the extent that Specified Expenses are less than [__]% of net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within three years after the date the Manager waived or reimbursed such fees or expenses.

Response: The Fund respectfully notes that the referenced disclosure does not appear in the Registration Statement.

Summary of Risks

Comment 35: We note that the risks of investing in the Fund are disclosed in this section, and twice below – once in the Investment Strategies section which details each investment type and attendant risks, and once in the Risks section. Please revise the disclosure to reduce redundancy. For example, please consolidate lengthier risk disclosure in the Risks section and provide a brief summary identifying risks in the summary rather than repeating the disclosure from the Risks section verbatim in the summary.

Response: The Fund revised its disclosure in the referenced section to reduce redundancy in response to the Staff’s comment.

General and Market Economic Risks, pgs. 13-14

Comment 36: Please revise to eliminate duplicative disclosure; for example, Covid-19 and infectious diseases are discussed more than once in the first paragraph.

Response: The Fund revised its disclosure in the referenced section to eliminate any duplicative disclosure in response to the Staff’s comment.

Repurchase Offers Risk, pg. 14

Comment 37: In the first sentence of this section, please clarify if the qualification “subject to approval of the Board” is with respect to the size of the repurchase offer (i.e., between 5% and 25%).

Response: The Fund revised its disclosure accordingly in response to the Staff’s comment.

Floating Rate and Other Loans Risk, pg. 14

Comment 38: We note that the risks described in this paragraph relate to loans generally rather than floating rate loans. Please revise the heading accordingly or separate out the risks related solely to floating rate/leveraged loans like “Fixed Income Instruments Risk” below (e.g., extended trade settlement periods).

Response: The Fund revised the heading accordingly in response to the Staff’s comment.

Derivatives Risk, pgs. 19-20

Comment 39: Please tie each risk to the related principal investment strategy enumerated in the principal strategy discussion such as in the first bullet point where counterparty risk is identified as a risk of swaps. Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. (See Barry Miller letter to ICI, July 30, 2010).

Response: In light of the Staff’s comment, the Fund revised its disclosure to more specifically describe how the Fund plans to use derivatives.

Real Estate Risk, pg. 23

Comment 40: The first sentence of this section refers to private REITs and private placements are discussed in the Investment Objectives and Strategies. Please explain supplementally the extent to which the Fund will invest in private funds that rely on section 3(c)(1) or 3(c)(7) of the Investment Company Act. We may have additional comments.

Response: The Fund does not currently expect to invest in private funds that rely on section 3(c)(1) or 3(c)(7) of the Investment Company Act, and any such investments would not be a principal strategy of the Fund.

Subsidiary Risk, pg. 25

Comment 41: Disclosure in this section states that the Fund may invest in one or more subsidiaries. Please clarify whether the Fund will invest through subsidiaries. Please note that “subsidiary,” when used in the comments below, refers to an entity (regardless of whether or not the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets. With regard to any subsidiary of the Fund, please disclose that:

a.	Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined;

b.	The subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of an entity that invests in a subsidiary should reflect aggregate operations of the entity and the subsidiary;

c.	If the Fund will only invest through wholly owned Subsidiaries, disclose that the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. “Primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person.

To the extent certain of the information requested appears in the SAI, please add an appropriate cross-reference.

Response: The Fund confirms that it does not currently intend to invest in a wholly-owned or primarily controlled subsidiary. In the event that the Fund intends to do so in the future, it will update the disclosure accordingly.

Summary of Fund Expenses, pg. 26

Comment 42: Please delete the last sentence of footnote 3 (“The longer an investor holds …”) as the Staff believes the disclosure could be confusing to investors.

Response: The Fund revised its disclosure accordingly in response to the Staff’s comment.

Investment Objectives and Strategy, pgs. 29-54

Comment 43: In the section labeled “Additional Information (portfolio contents) which begins on page 33, please clarify whether the disclosure relates to principal or non-principal investments of the Fund.

Response: In response to the Staff’s comment, the Fund clarified whether the disclosure relates to principal or non-principal investments of the Fund in the referenced section.

Comment 44: We note that a number of instruments described in this section such as bank capital securities, inverse floaters, and credit linked trust certificates are not identified as principal investments in the prospectus summary. Please clarify whether any instruments described in this section are non-principal investments of the Fund and if so, separate these instruments from principal investments of the Fund and label them accordingly.

Response: The Fund clarified which instruments described in the “Investment Objectives and Strategies” section are non-principal investments of the Fund and separated the non-principal investments from the principal investments of the Fund and labeled them accordingly as requested.

Contingent Convertible Securities, pg. 42

Comment 45: Please fix the formatting for “Loss Absorption Risk” and “Subordinated Instruments,” since both risks relate to contingent convertible securities and are not separate risks.

Response: The Fund fixed the formatting for “Loss Absorption Risk” and “Subordinated Instruments” in response to the Staff’s comment.

Event-Linked Instruments, pg. 44

Comment 46: To the extent that event-linked instruments are principal investments of the Fund, please briefly identify related risks in the summary of risks above and add a separate risk factor in the Risks section which addresses risks related to investments in catastrophe and event-linked instruments such as limited resources of issuers, regulation, subordination, and lower or no credit ratings.

Response: The Fund confirms that it does not currently intend for event-linked instruments to be a principal investment of the Fund.

Credit Default Swaps, pg. 47

Comment 47: In the first paragraph of this section, you state the Fund may be a buyer or seller of CDS. Please move this discussion to the summary where CDS are first identified as potential investments of the Fund.

Response: The Fund moved the referenced discussion to the summary section of the prospectus as requested.

Hybrid Instruments, pg. 48

Comment 48: Please explain how hybrid instruments will be treated for purposes of the 80% test. We note the disclosure states that hybrid instruments provide exposure to equity and/or commodity markets.

Response: Hybrid investments that provide investment exposure similar to debt instruments or provide investment exposure to one or more market risk factors associated with debt instruments will be counted toward satisfaction of the 80% policy in accordance with Rule 35d-1 under the Investment Company Act.

Other Investment Companies, pgs. 49-50

Comment 49: If ETFs will be principal investments of the Fund, please add disclosure related to ETFs' operating structure (e.g., risks related to reliance on APs, the risk that an active market may not develop, and the risk that the share price of an ETF may vary from its underlying NAV, particularly in times of market stress).

Response: The Fund confirms that it does not currently intend for investments in ETFs to be a part of its principal investment strategy.

Leverage, pg. 52

Comment 50: Leverage is discussed here, and in the next section entitled “Leverage”. Please combine these sections, and review and revise to eliminate any duplicative disclosure.

Response: The Fund combined the referenced sections to eliminate any duplicative disclosure in response to the Staff’s comment.

Leverage, pgs. 52-54

Comment 51: Please move the last paragraph of this section to the beginning of the risk factor section.

Response: The Fund revised its disclosure accordingly in response to the Staff’s comment.

Risks, pgs. 55-68

Comment 52: The disclosure in this section seems to repeat the disclosure in the prospectus summary, as well as the discussion of risks embedded in the disclosure related to instruments that may be principal investments of the Fund which in many cases is more comprehensive than that presented in the risks sections. Please consider revising to eliminate duplicative disclosure.

Response: The Fund revised its disclosure to eliminate any duplication of disclosure in response to the Staff’s comment.

SOFR Risk, pg. 60

Comment 53: Please clarify the reference to LIBOR and disclose which principal investments are subject to SOFR risk.

Response: The Fund respectfully notes that it does not consider SOFR risk to be a principal risk of the Fund and, accordingly, has moved this disclosure into the statement of additional information.

Derivative Actions, Direct Actions and Exclusive Jurisdiction, pgs. 75-76

Comment 54: We note the Declaration of Trust will be filed by amendment. Supplementally, please confirm that the provisions described in this section accurately summarize the provisions of the Declaration of Trust as filed in Delaware. We may have additional comments.

Response: The Fund revised the disclosure to conform with the provisions contained in the Amended and Restated Declaration of Trust (the “Declaration of Trust”) adopted by the Board on September 28, 2023. The Fund respectfully notes that under the applicable laws of the state of Delaware, the Fund cannot file the Declaration of Trust in Delaware. Rather, approval by the Board is sufficient for the Declaration of Trust to become effective.

Comment 55: Please confirm that the provisions of the Declaration of Trust related to joinder and reimbursement to the Fund do not apply to claims arising under the US federal securities law and revise the disclosure accordingly (e.g., delete the clause “if one or more… then”).

Response: The Fund respectfully notes that the provisions of the Declaration of Trust related to joinder and reimbursement do apply to claims arising under the U.S. federal securities laws, including the Investment Company Act, unless such provisions are found to violate such U.S. federal securities laws. Accordingly, the Fund did not revise its disclosure given that the Fund’s current disclosure aligns with the Declaration of Trust.

Comment 56: We note the Declaration of Trust that will be filed by amendment requires claims to be brought exclusively in a court in Delaware. Please add disclosure that as a result, shareholders may have to bring suit in an inconvenient and less favorable forum. Please also confirm that the last sentence of the last paragraph “Notwithstanding the foregoing…” does not apply to claims arising under the federal securities laws.

Response: The Fund added the disclosure below in response to the Staff’s comment. The Fund respectfully notes that the referenced sentence identified in the Declaration of Trust applies to claims asserted under U.S. federal securities laws, including the Investment Company Act, unless such provisions are found to violate such U.S. federal securities law.

The exclusive jurisdiction provision limits a shareholder’s ability to litigate a claim in a jurisdiction that may be more favorable and convenient to the shareholder.

Redemption Fee of Shares Repurchased within One Year of Purchase, pg. 78

Comment 57: In the second paragraph, please discuss the circumstances under which PGIM may waive the redemption fee in its sole discretion.

Response: The Fund added the following disclosure as requested: “The redemption fee payable by a shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any shareholder.”

Original Issue Discount, pg. 81

Comment 58: Within in this subsection, please explain what PIK securities are in plain English. To the extent PIK securities constitute a principal investment of the Fund, please include corresponding strategy disclosures:

a.	Please disclose that the higher yields and interest rates on and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.

b.	Please disclose that PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

Response: The Fund added a plain English description as requested. The Fund confirms that it does not currently intend for PIK securities to be a principal investment of the Fund. Thus, no additional disclosure has been added.

Statement of Additional Information

Investment Restrictions, pgs. 1-2

Comment 59: Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Response: Acknowledged.

Investment Policies and Techniques

Alt-Lending ABS, pg. 16

Comment 60: The last paragraph describes investments in the Fund’s Subsidiaries. Please add an appropriate heading to separate this paragraph from the other disclosure in this section.

Response: The Fund added an appropriate heading in response to the Staff’s comment.

Part C

Comment 61: Please note the signature requirements of Section 6(a) of the 1933 Act require that the Registration Statement be signed by the Fund’s principal executive officer, principal financial officer, and principal accounting officer or comptroller, as well as a majority of the Board. Please ensure that, prior to filing the pre-effective amendment, the Registration Statement has the proper signatures pursuant to Section 6(a) of the 1933 Act.

Response: Acknowledged.

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Please call me (202-636-5806) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Respectfully submitted,

/s/ Ryan P. Brizek

cc:	Andrea Ottomanelli Magovern, Securities and Exchange Commission

Asen Parachkevov, Securities and Exchange Commission

Debra Rubano, Esq.

George Hoyt, Esq.

Devan Goolsby, Esq.

Benjamin C. Wells, Esq.

Jacqueline Edwards, Esq.

Jessica Shieh, Esq.

Ariana Bagherian, Esq.